December 20, 2022

VIA EDGAR

Ethan Horowitz

Jennifer O’Brien

John Hodgin

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Gulfport Energy Corporation
Form 10-K for Fiscal Year Ended December 31, 2021
Form 8-K filed November 1, 2022
File No. 001-19514

Ladies and Gentlemen:

On behalf of Gulfport Energy Corporation (the “Company”) and as a follow-up to the Company’s discussion with the staff (the “Staff”) of the Securities and Exchange Commission regarding your letter, dated December 16, 2022, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and the Company’s Current Report on Form 8-K filed November 1, 2022, I hereby request an extension of the deadline to respond to the comments as discussed with the Staff and hereby confirm that the Company will respond to the Staff’s comments set forth in such letter on or before January 18, 2023.

If you have any questions regarding the foregoing, please contact the undersigned at (405) 252-4809 or Michael Rigdon of Kirkland & Ellis LLP at (713) 836-3647.

Sincerely,

/s/ Patrick K. Craine
Name:	Patrick K. Craine
Title:	Chief Legal and Administrative Officer
and Corporate Secretary

cc:	Sean Wheeler, Kirkland & Ellis LLP
Michael W. Rigdon, Kirkland & Ellis LLP
Atma J. Kabad, Kirkland & Ellis LLP